FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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(Print or Type Responses)
 1. Name and Address of Reporting Person*
 Gadawski               Kevin
  __________________________________
  (Last)                   (First)                 (Middle)

    3200 Bristol St       Ste 710
    ________________________________
                              (Street)

  Costa Mesa           CA                  92626
  ________             _________            ____
    (City)                 (State)                 (Zip)
2. Issuer Name and Ticker or Trading Symbol e-Net Financial.Com Corporation (ENNT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title [ ] Other (specify below) below) Interim Chief Financial Officer
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 11/00
	5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [ x] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/09/00	J*		3,300	D

							0

J - Individual returned shares to company when the amount of funds received for the sales amounted to the contact price pursuant to consulting agreement.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to
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(OVER)

FORM 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Date/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
See Below #1
See Below #2

/s/ Kevin Gadawski	01/08/01

**Signature of Reporting Person	Date

Explanation of Responses:

#1 Individual may defer up to 1/3 of his wages per quarter

#2 The Company has a Stock Compensation Plan, pursuant to that, the Plan Administrators may evaluate individual and grant a bonus of up to 35% of his annual wages

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See
           Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.